Filed pursuant to Rule 253(g)(2)

File No. 024-11857

CWS Investments, Inc.

SUPPLEMENT NO. 2 DATED April 28, 2023

TO THE OFFERING CIRCULAR DATED JULY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of CWS Investments, Inc. (the “Company,” “we”, “our” or “us”), dated July 13, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 13, 2022 (the “Offering Circular”), as well as Supplement No. 1, filed with the Commission on January 6, 2023. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose a re-allocation of marketing funds, which will be effective as of May 1, 2023.

Updated related to Marketing Expenses.

We are hereby updating the following sections of our Offering Statement to provide for a re-allocation of marketing expenses. The Company recently made the decision to change its broker dealer from Dalmore Group, LLC (“Dalmore”) to MIT Associates LLC (“MIT”). The scope of work to be provided by MIT is expected to exceed the scope of work previously provided by Dalmore. Dalmore’s services to the Company were generally limited to compliance. MIT is expected to provide compliance services, as well as assist in capital raising efforts. MIT Associates will receive commissions from sales of shares, as more fully identified in the recently filed Form 1-U. In order to provide for the increased costs and stay within the budget provided for in the original Offering Statement, the Company will be re-allocating the majority of the remaining costs budgeted for marketing to the increased broker-dealer fees that will be charged by MIT.

The following section of the Offering Statement, dated July 13, 2022, is amended as follows (underlined and italicized text reflects changes):

USE OF PROCEEDS (pgs. 19-20):

…

	25% Sold	50% Sold	75% Sold	100% Sold
Gross Proceeds	$18,750,000	$37,500,000	$56,250,000	$75,000,000
Selling Commissions	$-	$-	$-	$-
Dealer Manager Fee	$187,500	$375,000	$562,500	$750,000
Net Proceeds Before Expenses	$18,562,500	$37,125,000	$55,687,500	$74,250,000
Offering Expenses
Dealer Manager Expenses	$33,000	$33,000	$33,000	$33,000
Legal & Accounting	$75,000	$75,000	$75,000	$75,000
Publishing/Edgar	$1,200	$1,200	$1,200	$1,200
Marketing Expenses & Commissions	$1,150,000	$2,300,000	$3,450,000	$4,600,000
Employee Salaries/Expenses	$750,000	$1,250,000	$1,750,000	$2,250,000
Transfer Agent Fees	$10,000	$20,000	$30,000	$40,000
Technology Costs	$30,000	$60,000	$90,000	$120,000
Total Offering Expenses	$2,049,200	$3,739,200	$5,429,200	$7,119,200
Approximate Amount Available For Portfolio Investments	$16,513,300	$33,385,800	$50,258,300	$67,130,800
Acquisitions	$16,100,468	$32,551,155	$49,001,843	$65,452,530
Working Capital Reserves	$412,833	$834,645	$1,256,458	$1,678,270
Total Use of Proceeds	$18,750,000	$37,500,000	$56,250,000	$75,000,000

…

The Company has estimated that costs for marketing the offering and commission incurred in the sale of the stock will be less than 10% of the total amount raised.

The Company does intend on paying selling commissions and/or fees to MIT Associates LLC in accordance with the following pay schedule. Said fees are included in Marketing Expenses & Commissions:

Managing Broker Dealer fee: 1.00%

Independent selling broker dealer compensation: 5.00%

Independent selling broker dealer due diligence and marketing fee: 1.00%

Wholesaling Fee: 2.00%

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this supplement to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments, Inc.

By:	/s/ Christopher W. Seveney
Name:	Christopher W. Seveney
Title:	Chief Executive Officer

Date:	April 28, 2023

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